*PV



10032779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2010 ... PM 3:08
SEC / TM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response..... 12.00

SEC FILE NUMBER
8- ~~02948~~ 00593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-09 (MM/DD/YY) AND ENDING 09-30-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olmsted & Mulhall, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Crosstown Parkway
(No. and Street)

Kalamazoo (City) Michigan (State) 49001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Swiat, Jr. 269-342-0111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal & Tibbitts CPAs
(Name – *if individual, state last, first, middle name*)

2750 Old Centre, Ste (Address) Portage (City) Michigan (State) 49024 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

ESTABLISHED 1920

OLMSTED & MULHALL, INC.

Investment Securities

100 WEST CROSSTOWN PARKWAY • KALAMAZOO, MICHIGAN 49001-2761 • PHONE 269-342-0111
FAX 269-342-8229 • EMAIL OLMSTED.MULHALL@SBCGLOBAL.NET

THOMAS L. SWIAT, JR
PRESIDENT

LEO A. SWIAT
VICE PRESIDENT

THOMAS L. SWIAT
VICE PRESIDENT

DONNA J. KRAGT
CORP. SECRETARY

AARON S. SAMPSON
TREASURER

OLMSTED & MULHALL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS		
Cash & equivalents	$ 359,163	
Firm investments	6,944	
Accounts receivable	5,722	
Prepaid expenses	4,697	
Property and equipment at cost - net of depreciation	7,115	$ 383,641
LIABILITIES & STOCKHOLDERS' EQUITY		
Accounts payable	$ 3,323	
Other current liabilities	23,991	
	$ 27,314	
Stockholders' equity		
Common stock - $10 par value - authorized 5,000 shares		
Issued and outstanding 250 shares	$ 1,750	
Paid in capital	25	
Retained earnings	354,552	
	$ 356,327	$ 383,641

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2010 the Company's net capital ratio was .08 to 1, substantially better than the required 15 to 1. Required "net capital" is $100,000 while actual computed "net capital" was $342,393.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Olmsted & Mulhall, Inc.

We have examined the financial condition of Olmsted & Mulhall, Inc. as of September 30, 2010. Our examination was made in accordance with auditing standards generally accepted in the United States of America, an accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Olmsted & Mulhall, Inc. at September 30, 2010 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.



Flegal & Tibbitts
Portage, Michigan